UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

No. 124 Caobao Road

Xuhui District, Shanghai 200235

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ Cathy Xiangrong Li
Name:	Cathy Xiangrong Li

Title:	Chief Financial Officer

Date: September 30, 2014

2

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.2 – Notice of Annual General Meeting

Exhibit 99.3 – Form of Proxy for Annual General Meeting

Exhibit 99.4 – Ballot for Annual General Meeting

Exhibit 99.5 – Depositary’s Voting Card for American Depositary Shares

3